GLG ANNOUNCES RESULTS OF TENDER OFFER FOR OUTSTANDING WARRANTS
New York, October 14, 2010 – GLG Partners, Inc. (“GLG”) today announced the results of its tender offer for any or all of its outstanding warrants, including public warrants, for a purchase price of $0.129 per warrant, in cash, without interest. The tender offer expired at 3:45 a.m. E.D.T. on October 14, 2010, concurrently with the completion of the acquisition of GLG by Man Group plc (“Man”). The depositary for the offer, BNY Mellon Shareowner Services, has advised GLG that of the 54,484,677 total warrants outstanding prior to the tender offer, 52,351,140 warrants representing approximately 96% of the total warrants, were tendered in the tender offer and not withdrawn, and GLG accepted for purchase all tendered warrants for an aggregate purchase price of $6,753,297. Following expiration of the tender offer, GLG has a total of 2,133,537 warrants still outstanding.
GLG made the offer to purchase the warrants in connection with its agreement to be acquired by Man pursuant to the Agreement and Plan of Merger dated as of May 17, 2010, as amended (the “Merger Agreement”), among Man, Man’s wholly-owned subsidiary Escalator Sub 1 Inc. and GLG. The offer was conditioned upon completion of the merger. The merger closed concurrently with the completion of the tender offer.
About GLG
GLG Partners, Inc. is a global asset management company offering its clients a wide range of performance-oriented investment products and managed account services. Founded in 1995, GLG is dedicated to achieving consistent, superior investment returns through traditional, alternative and hybrid investment strategies. The performance GLG generates for its clients is driven by the proven expertise of its team of investment professionals underpinned by a rigorous approach to investment analysis and a strong focus on risk management. GLG managed estimated net assets under management of approximately $23.0 billion as of June 30, 2010. Following completion of its acquisition by Man, GLG is a wholly owned subsidiary of Man.
About Man
Man Group plc is a world-leading alternative investment management business. It has expertise in a wide range of liquid investment styles including managed futures, equity, credit, emerging markets, global macro and fund of funds, combined with powerful product structuring, distribution and client service capabilities. Man manages around $39.5 billion estimated as of September 30, 2010.

The original business was founded in 1783. Today, Man is listed on the London Stock Exchange and is a member of the FTSE 100 Index with a market capitalization of around £4 billion.
Man is a member of the Dow Jones Sustainability World Index and the FTSE4Good Index. Man also supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes. Further information can be found at www.mangroupplc.com.
Media Contact:
David Waller
+44 207 016 7015
david.waller@glgpartners.com
SOURCE: GLG Partners, Inc.

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